Exhibit 16.1

June 11, 2015

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated June 11, 2015, of Alexza Pharmaceuticals, Inc. and are in agreement with the statements contained in the first sentence of the first paragraph, the second, third and fourth paragraphs on page 2 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant’s statement concerning the lack of internal control to prepare financial statements, included in the fourth paragraph on page 2 therein, we had considered such matters in determining the nature, timing and extent of procedures performed in our audits of the registrant’s 2014 and 2013 financial statements.

/s/ Ernst & Young LLP